EXHIBIT 99.2
                          VIDESH SANCHAR NIGAM LIMITED
                        Videsh Sanchar Bhavan, M.G. Road,
                             Fort, Mumbai - 400 001

                                                           Press Release No.8/02
                                                           Mumbai 27th May, 2002


                     SAT-3/WASC/SAFE SUBMARINE CABLE LINKING
                       EUROPE, AFRICA, INDIA AND FAR EAST
                                   INAUGURATED

o 28,000 km long, US$ 650 million Cable jointly owned by 36 member international consortium including VSNL
o    The cable linking Europe, Africa and Asia lands in Kochi, Kerala, India
o    Cable lands in 15 countries

Mumbai, May 27 2002...VSNL participated in the 36 member consortium formed for construction and commissioning of submarine optic fibre cable system styled SAT-3/WASC/SAFE cable system. This cable system was formally inaugurated on 27 May, 2002 in Dakar, Senegal by Mr. Abdoulaye WADE, Senegalese Head of state. Mr. Hardev Singh, VSNL's Executive Director (Dev) was also present at the occasion along with representatives of the other co-owners of the cable link.

This  state-of-the  art cable  system  connects  Europe  with  Africa  and Asia.
Spanning across 15 countries, this cable provides enhanced capacity, diversity and connectivity to all the consortium members. Going around Western Africa, South Africa and India from Portugal in Europe, this cable covers 28000 kilometers before terminating in Malaysia in the Far East. VSNL has invested substantially in the total project cost of about US$ 650 million, making it one of the highest stakeholders in the 36 member international consortium coming together to participate in this landmark project.

The cable system has an ultimate capacity of 120GBPS that will enable it to convey a total of 5.8 million Simultaneous telephone channels. The Cable, which has an estimated life of 25 years, has 16 landing points in the three continents (detailed map attached) including one landing point in India at Kochi, Kerala.

INDIA AS HUB FOR EUROPE, AFRICA, AND THE FAR EAST

This state-of-the-art SAT-3/WASC/SAFE cable will give India an immense strategic advantage in becoming the hub for all voice and data traffic between the Far East on one side and Europe and Africa on the other. The new cable is perfectly positioned to offer reliable diversity and restoration to other East-West submarine cable systems,

Speaking on the occasion, Mr. S. K. Gupta, Managing Director, VSNL said, "Our Mission at VSNL is to create a global and seamless network of information superhighways; to connect people and computers cost-effectively and efficiently anytime, anywhere. The SAT-3/WASC/SAFE project is a significant step to getting there. With an unequalled combination of diversity, connectivity and bandwidth, SAFE significantly enhances India's position to act as an international telecommunications hub."

THE SAT-3/WASC/SAFE OFFERS VSNL THE FOLLOWING BENEFITS:

o    Enhanced Diversity
o    Better Connectivity
o    Ultimate capacity of 120GBPS
o All cable diverse route to Europe from where onward extension to U. S. is possible
o    Development of India as a hub for Africa and Far East
o Landing at Kochi, Kerala which provides alternate traffic and restoration route with SMW3

Says Mr. N. Srinath, Director Operations, "SAFE is a significant milestone for us in our endeavor to provide our customers with better access across the globe along with unparalleled quality of service. SAFE is equipped to offer VSNL reliable diversity and all-cable restoration."

Mr. Brian Cheesman, Chairman of the Management Committee of the Consortium said, "The state-of-the-art global telecommunication connectivity provided through this new link addresses a key requirement for economic development and sustainable foreign investment in Africa. The significant investment from many of the world's leading telecom operators clearly demonstrates the pressing need for this project and underlines the confidence of all the co-owners in the future traffic growth on the system."

                                                  By: /s/ G.C. BANIK
                                                      --------------------------
                                                         (Dr.G.C.Banik)
                                                      Chief General Manager (PR)

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For further information, contact:
Dr. G. C. Banik, Chief General Manager (PR),           Mohita Singh
Videsh Sanchar Nigam Limited, Tel: 91-22-2624007       Vaishnavi Corporate
Mr. H. S. V Prasad, Dy. General Manager (TP)           Communications
Videsh Sanchar Nigam Limited, Tel: 91-22-2667888       Tel: 91-22-2824336-8

Internet version of Press Release; www.vsnl.com